Registration Statement No. 333-275898

Filed Pursuant to Rule 433

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Fifteen Stocks
Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An approximately equally weighted basket (the “Basket”) of fifteen stocks composed of the common stock of Apollo Global Management, Inc. (NYSE symbol: “APO”), the Class A common stock of Ares Management Corporation (NYSE symbol: “ARES”), the common stock of CAVA Group, Inc. (NYSE symbol: “CAVA”), the common stock of Cadence Design Systems, Inc. (Nasdaq symbol: “CDNS”), the common stock of Capital One Financial Corporation (NYSE symbol: “COF”), the common stock of Dollar General Corporation (NYSE symbol: “DG”), the Class A common stock of The Estée Lauder Companies Inc. (NYSE symbol: “EL”), the capital stock of International Business Machines Corporation (NYSE symbol: “IBM”), the common stock of Intuitive Surgical, Inc. (Nasdaq symbol: “ISRG”), the common stock of Microchip Technology Incorporated (Nasdaq symbol: “MCHP”), the common stock of Micron Technology, Inc. (Nasdaq symbol: “MU”), the Class A common stock of Palantir Technologies Inc. (Nasdaq symbol: “PLTR”), the common stock of Quanta Services, Inc. (NYSE symbol: “PWR”), the common stock of Tesla, Inc. (Nasdaq symbol: “TSLA”) and the Class A common stock of Vertiv Holdings Co (NYSE symbol: “VRT”) (each, a “Basket Stock”). Each Basket Stock is issued by an “Underlying Company.”
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$12.00 to $12.40] per unit, a return of [20.00% to 24.00%] over the principal amount, to be determined on the pricing date
Participation Rate	300%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010326014510/dp253837_424b2-mlbwq.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.
•	The public offering price you pay for the notes will exceed the initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the Basket Stocks), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.
•	The Underlying Companies will have no obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.
•	Changes in the price of one Basket Stock may be offset by changes in the prices of the other Basket Stocks.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosures made by any Underlying Company.
•	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
3.00%	$10.90	9.00%
5.00%	$11.50	15.00%
7.34%	$12.20(1)	22.00%
10.00%	$12.20	22.00%
20.00%	$12.20	22.00%
30.00%	$12.20	22.00%
50.00%	$12.20	22.00%
100.00%	$12.20	22.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.